9-11, avenue Arago
F 78191 Trappes

Téléphone : +33 (0) 134 82 79 01
Télécopie : +33 (0) 134 82 79 10

PROVIMI

Secrétariat général

United States Securities and Exchange Commission
Washington D.C. 20549
USA

Trappes, May 11th, 2007

Your ref.: File No. 82-5212

SUPPL

Re: Disclosure Materials provided by Provimi pursuant to Application for exemption under Rule 12g3-2(b)

Ladies and Gentlemen,

Please find attached disclosure materials for Provimi. Provimi is providing these documents to you pursuant to its obligations under Rule 12g3-2(b)(1)(i).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours,

Cécile GUL

PROVIMI
ON TOP OF THE FEED CHAIN

First quarter 2007 sales increase of 14%

Paris/Rotterdam, 9 May 2007

The Provimi Group (listed on Euronext in Paris), one of the world leaders in the animal nutrition business, today announces its turnover for the first quarter of 2007.

Sales amounted to EUR 478.7 million, an increase of 14% compared to the same period of 2006. The sales increase was partly due to increasing raw material costs that were gradually passed on to customers with no positive effect on gross margins. The net impact of acquisitions and divestments increased sales by EUR 21.1 million, which contributed to the progress made in France and North America. Exchange rates had a negative effect of EUR 10.8 million. As a result like-for-like sales increased by 11.8%.

Revenues (in million EUR)	**31/03/2007**	**31/03/2006**	**Change**
France	49.7	41.0	**+21.2%**
Poland	95.0	81.5	**+16.6%**
Rest of Europe	200.9	183.5	**+9.5%**
North America	67.8	50.4	**+34.5%**
Rest of the world	65.3	63.7	**+2.5%**
Total	478.7	420.1	**+13.9%**

The first quarter of 2007 was marked by high raw material prices compared to the same period last year. The prices of proteins have remained very firm in the first quarter, even though the increases in this period were more moderate than those noted in the course of the second semester of 2006. The prices of grains have stabilised, but were nonetheless at a very high level compared to the same period last year.

In France, both sales and volumes showed a good increase in the main product lines, especially in premixes. Sales in the domestic market developed well in spite of strong competition. The new pet food activity acquired in December 2006 further contributed to sales.

In Poland, sales and volumes showed a significant increase in comparison with the first three months of 2006, helped by increasing sales of complete feed for swine as farmers were running out of grain. Market conditions for customers however continue to be

difficult and the ban on the exports of Polish meat to Russia continued. Rising raw material prices were, with some delay, passed on to customers.

In the Rest of Europe, a good performance in the feed businesses in Bulgaria, Russia, Romania, Netherlands and Spain more than offset lower sales in Hungary. The European Pet food activities were faced with rising raw material costs. Sales growth was particularly strong in Pet food in Central and Eastern Europe. Thanks to good weather conditions, the aqua feed activities made good progress compared to the same period last year.

In North America, the 2006 acquisitions made an important contribution to sales. Overall performance in the United States was good, despite the negative influence of the dollar. Increased tonnage and higher ingredient prices for micronutrients both strengthened sales.

In the Rest of the world, sales showed a more moderate increase, with a good contribution from the Indian and Vietnamese activities.

First half-year sales and comments will be published on 9 August 2007.
First half-year results will be published on 11 September 2007.

This press release and a summarised version of the quarterly publication of the Group's Polish listed subsidiary Provimi-Rolimpex are available on the Group's website. **http://www.provimi.com**.

The Provimi Group is active worldwide in all types of animal nutrition and is a leader in all markets where it is present. It employs almost 9,000 people and has annual sales of EUR 1.8 billion. Provimi has more than 100 production centres in some 30 countries and exports to over 100. Provimi manufactures products and provides technical support for all species, including ruminants, poultry, swine, horses, fish and pets.

For further information, please contact:

Investor relations:
Olivier Leduc: + (33) 1 34 82 79 04

Press relations:
Miriam ter Braak: + (31) 10 423 96 33, or mobile + (31) 6 511 23 766

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